Second quarter 2019 Earnings webcast August 8th, 2019 Exhibit 1

About projections and forward-looking statements
2
Additional information about Vista Oil & Gas, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaoilandgas.com.
This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission or an exemption from such registration.
This presentation does not contain all the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website.
Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.
This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.
No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. In addition, no responsibility, obligation or liability
(whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Affiliates, members, directors, officers or employees or any other person in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith.
This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period.
The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.
This presentation includes “forward-looking statements” concerning the future. The words such as “believes,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. We have based these forward-looking statements on numerous assumptions, including our current beliefs, expectations and projections about present and future events and financial trends affecting our business. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina,
Mexico and in other countries in which we operate; uncertainties relating to future election results in Argentina and Mexico, particularly presidential elections in Argentina and congressional elections in Mexico;
changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms;
any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S.,
Mexican or other Latin American political conditions.
Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov).
You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements.
This presentation is not intended to constitute, and should not be construed as investment advice.
Other Information
Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaoilandgas.com. From time to time, Vista may use its website as a channel of distribution of material information. Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls and webcasts.

Daily
Production
(1)
29,016 boe/d
Revenues
120.4 $MM
Adj.
EBITDA
(2)
51.5 $MM
Cash
74.5 $MM
Net
Debt
(3)
291.8 $MM
Net
Leverage
Ratio
(4)
1.6 x
2
nd
quarter
2019
highlights
3
Adj.
EBITDA
margin
(2)
43%
Outstanding results in Vaca Muerta development
Bajada del Palo Oeste
productivity among
best-in-basin
Reduced drilling and
completion cost by 9%
from first to second pad
Consolidated figures in Vista Oil & Gas, S.A.B. de C.V. include operations in Argentina and Mexico
Closed
Aleph
Midstream
JV
Dual Listed
on
NYSE
Issued
two
series of
bonds
in Argentina
(1)
Includes natural gas liquids (NGL) and excludes flared gas, injected gas and gas consumed in operations
(2)
Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring expenses + Other adjustments
(3)
Net
Debt:
Current
borrowings
(85.9
$MM)
+
Non-current
borrowings
(280.3
$MM)
–
Cash
and
cash
equivalents
(74.5
$MM)
=
291.8
$MM
(4)
Vista’s LTM Adj. EBITDA

1.42
1.57
1.43
0.01
0.01
0.07
Q2 2018
Q1 2019
Q2 2019
24.4
25.0
23.9
0.0
0.7
5.1
Q2 2018
Q1 2019
Q2 2019
14.3
14.5
14.1
0.4
0.6
4.7
Q2 2018
Q1 2019
Q2 2019
754
623
741
Q2 2018
Q1 2019
Q2 2019
Total production
Mboe/d
Production
Growth driven by significant shale oil ramp-up
Oil production
Mboe/d
Natural gas production
MMm3d
NGL production
boe/d
4
24.4
25.7
29.0
18.8
15.1
14.6
1.50
1.59
1.43
741
623
754
+19%
+29%
+5%
(2)%
Previous
quarter
-
unconventional
Previous
quarter
-
conventional
Q2 2019 -
unconventional
Q2 2019 -
conventional

68.0
56.7
59.8
Q2 2018
Q1 2019
Q2 2019
4.8
3.7
3.8
Q2 2018
Q1 2019
Q2 2019
110.3
93.7
120.4
Q2 2018
Q1 2019
Q2 2019
Crude oil average price
$/bbl
Natural gas average price
$/MMBtu
$MM
Revenues
Revenues and pricing
Revenues growth driven by higher production
5
Driven by higher volumes sold,
partially offset by lower realized
prices
Main off-takers were Trafigura
and Shell
Sales prices impacted by a lower
average Brent price and export
parity based pricing formula
Softer sales prices mainly driven
by over-supplied domestic natural
gas market
+9%
(12)%
(21)%

31.3
27.8
32.5
Q2 2018
Q1 2019
Q2 2019
Total Opex
$MM
Opex
per boe
$/boe
14.1
12.0
12.3
Q2 2018
Q1 2019
Q2 2019
(1)
Includes crude oil stock fluctuation for $MM 0.4
Opex
Strong y.o.y. lifting cost reduction
6
Continued focus on controlling costs with new contracting model; decrease in lifting cost versus Q2 2018 driven by shale production ramp-up with minimal incremental cost
+4%
(13)%
(1)
(1)

49.1
37.1
51.5
Q2 2018
Q1 2019
Q2 2019
Adj. EBITDA
(1)
$MM
Adj. EBITDA
Margin
%
Adjusted EBITDA
Y.o.y. growth driven by shale oil production ramp-up
7
45%
40%
43%
Q2 2018
Q1 2019
Q2 2019
+5%
Production growth more than offsets lower realized prices
(1)
Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring expenses + Other adjustments

87.5
40.2
(13.1)
(22.3)
(40.7)
22.8
74.5
Beginning of period
Operations incl. WK
Annual corporate tax payment
Capex WK
Capex
Financing activities
End of period

Q2 2019 Vista consolidated cash flow
$MM
(1)
Vista’s LTM Adj. EBITDA
(2)
Current borrowings total 85.9 $MM while non current borrowings total $MM 280.3
(3)
Excludes
tax
payments;
Includes
acquisition
of
property,
plant
and
equipment
pending
to
be
paid
as of June 30, 2019
(4)
FY 2018 income tax payment
(5)
Reversal of acquisition of property, plant and equipment pending to be paid as of June 30, 2019
(6)
Pro forma $100 million equity issuance; estimated net proceeds of $93.24 million
Financial overview
Solid financial position
8
Gross leverage ratio
Net leverage ratio
2.0 x
1.6 x
Quarterly
leverage
ratios
as
of
June
30,
2019
(1)
Financial debt breakdown
As of June 30, 2019
5-year unsecured term loan
Local debt in Argentina (US dollar denominated)
Total financial debt
(2)
(-) cash and cash equivalents
305.6
60.6
366.2
74.5
Net debt
$291.8
Pro
forma
net
leverage
ratio
(6)
1.1 x
(3)
Cash flow
from
operating
activities
Cash flow
from
investing
activities
(4)
(5)

Funding Aleph Midstream joint-venture
Strategic transaction frees up capital for higher return upstream activities
9
Business case
Aleph is the first midstream player focused on providing gathering, processing, and evacuation
services
for
oil
and
gas
production
in
the
Neuquina
basin
History of unconventional play in the United States shows that offloading midstream capital to a third party can allow for a potential more rapid production growth
Aleph Midstream could allow upstream players to focus on core E&P activities
Transaction Summary
Vista, Riverstone and Southern Cross created an independent midstream company to operate in the Neuquina
basin focused on Vaca Muerta shale oil
Vista is expected to contribute a majority of its existing midstream assets to Aleph in exchange for a equity interest of at least 21.6% in the company
Financial Sponsors are expected to contribute up to $160 million to Aleph in exchange for an equity interest in the company of up to 78.4%
Aleph Midstream is managed by an independent management team and its board is chaired by an independent chairman
Aleph Midstream is expected to deploy necessary capital to build additional facilities required to service Vista’s projected increase in oil and gas production
Vista expects to commit and deliver a minimum volume of hydrocarbons to Aleph Midstream at an agreed tariff, plus operational expenses

VISTA OIL & GAS

VIST
LISTED
NYSE

CNV
COMISIÓN NACIONAL DE VALORES
50 años

Funding: capital markets activity
Raised $200 million through dual listing in NYSE and two-tranche Argentine bond issuances
10
Vista Argentina raised $50 million in 24-month local bond
issuance and raised additional $50 million in 36-month
subsequent local bond issuance
•
7.88% and 8.50% annual interest rate for the 24-month and
36-month class, respectively
•
Bullet at maturity on July 31, 2021 and August 7, 2022
•
Quarterly interest payments
Vista closed and settled a global offering of 10,906,257
shares in NYSE and BMV and began trading on the NYSE
•
Gross proceeds totaled approximately $ 101 million
•
Following the closing of the transaction, Vista’s outstanding shares reached 86,835,259
•
Shares were issued at 9.25 $/share
•
After the offering, shares are traded under the ticker VIST in
NYSE

Vaca Muerta development (1/2)
Significant drilling and completion improvement between first and second pads
11
Drilling
speed
Completion
speed
Drilling and completion cost within budget
Metric
Average
per well
First pad
Second pad
Lateral length
(meters/ft)
2,550 / 8,366
2,117 / 6,946
Stages
(#)
34
36
Frac
spacing
(meters/ft)
75 / 246
60 / 197
First pad highlights
5 average stages per day (136 stages in 27 days)
Pumping time reached 19.3 hours and 8 stages in a 24-hour period
Fluids
and
sand
reached
12,697
m
3
/
42,856
sxs
10 clusters per stage
Second pad highlights
7.6 average stages per day (143 stages in 18.8 days)
Pumping time reached 22.0 hours and 11 stages in a 24-hour period
Reduced frac spacing from 75 to 60 meters
Significant cost reduction in second pad
13.8
12.6
First pad
Second pad
D&C cost
per well
Completion
cost
$MM
$/stage
0.22
0.20
First pad
Second pad
Improved efficiency in second pad
477
726
First pad
Second pad
ft/day
5.0
7.6
First pad
Second pad
stages/day
+52%
+52%
(9%)
(9%)
Drilling:
Drilled
surface
and
intermediate
sections
with
spudder
rig
Rotary Steering System during the build-up section
Completion:
Silobags
to store proppant near the pad’s location
Monoline frac-manifold system to connect all 4 wells
Rig-lock wireline connection and frac valves remote greasing
State-of-the-art technology

Two successfully tested landing zones
MdM-2013h
MdM-2015h
MdM-2016h
MdM-2014h
MdM-2029h
MdM-2032h
MdM-2030h
Vaca Muerta development (2/2)
Strong results from the first 4-well pad in Bajada del Palo Oeste
12
(1)
Type curve defined in 2018 without reflecting data acquired in Bajada del Palo Oeste first pad.
Outstanding production performance above Vista’s type curve
Mboe
Days
Peak
IP-30 (boe/d)
MdM-2013h
1,310
MdM-2014h
1,884
MdM-2015h
1,392
MdM-2016h
1,670
Average
1,564
180.1
177.6
138.1
133.3
Mboe/d
Days
MdM-2033h
(1)
Formation
First
pad
Second
pad
Upper
Carbonate
To be tested
by
Vista
Mid
Carbonate
To be tested
by
Vista
Lower
Carbonate
To be tested
by
Vista
Organic
La Cocina
0
20
40
60
80
100
120
140
160
180
0
10
20
30
40
50
60
70
80
90
100
110
120
130
140
150
160
170
MdM-2013h
MdM-2014h
MdM-2015h
MdM-2016h
Vista's type curve (1.1 Mmboe)
On average, cumulative
production of 4 wells is
22% above type curve
after 150 days
0
0.3
0.6
0.9
1.2
1.5
1.8
2.1
2.4
0
10
20
30
40
50
60
70
80
90
100
110
120
130
140
150
160
170
MdM-2013h
MdM-2014h
MdM-2015h
MdM-2016h
Vista's type curve (1.1 Mmboe)

Closing remarks
13
Continuing executing in line with guidance
Ramped-up production driven by the Bajada del Palo Oeste
development with first 4-well pad consolidated performance
among the best in Vaca Muerta
Significant drilling and completion improvements from the
first to the second pad
Increased Adj. EBITDA driven by higher volumes and opex
efficiency
Secured funds to ramp up Vaca Muerta development;
raised over $200 million in capital markets and closed
midstream JV

Thanks! Q&A